UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02030617

NO ACT
P.E 1-11-2002
1-03187

March 20, 2002

Gerald M. Spedale
Baker Botts LLP
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act	1934
Section	
Rule	14A-8
Public Availability	3/20/2002

Re: Reliant Energy, Incorporated
Incoming letter dated January 11, 2002

Dear Mr. Spedale:

This is in response to your letters dated January 11, 2002 concerning the shareholder proposal submitted to Reliant Energy by the Laborers' District Council of Western Pennsylvania Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Dennis Sarnowski
Administrator
Laborers' District Council of Western Pennsylvania Pension Fund
1109 Fifth Avenue
Pittsburgh, PA 15219-6203

BAKER BOTTS L.L.P.

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
NEW YORK
RIYADH
WASHINGTON

January 11, 2002

001166.0182

Gerald M. Spedale
713-229-1734
FAX 713-229-1522
gerald_spedale@bakerbotts.com

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Reliant Energy, Incorporated
Shareholder Proposal Submitted by Laborers' District
Council of Western Pennsylvania Pension Fund
Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Reliant Energy, Incorporated, a Texas corporation (the "Company"), has received from the Laborers' District Council of Western Pennsylvania Pension Fund (the "Proponent") a shareholder proposal for inclusion in the Company's proxy materials ("Proxy Materials") for its 2002 Annual Meeting. The proposal (the "Proposal") would recommend that the Board of Directors include in future proxy statements a description of the Board's role in the development and monitoring of the Company's long-term strategic plan.

Pursuant to Rule 14a-8(j), the Company is filing with the Securities and Exchange Commission (the "Commission") six paper copies of this letter together with six copies of the Proposal (attached as Exhibit A hereto). By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent.

This letter is being submitted at least 80 calendar days before the date the Company expects to file its Proxy Materials in definitive form with the Commission.

Basis for Company's Intent to Omit Proposal

The Company intends to omit the Proposal from its Proxy Materials because it has been substantially implemented through existing disclosure in the Company's corporate governance guidelines and is therefore excludable under Rule 14a-8(i)(10). In addition, to the extent the requested report would require disclosures in addition to those already made, it deals with matters relating to the conduct of the ordinary business operations of the Company and is therefore excludible under Rule 14a-8(i)(7).

The Proposal has been substantially implemented

The Proposal's requirement is for a description in "future proxy statements" of the "Board's role in the development and monitoring of the Company's long-term strategic plan." In the Company's proxy statement for its 2000 annual meeting of shareholders, the Company included its current Corporate Governance Guidelines (the "Governance Guidelines"). The Governance Guidelines include, among other things, statements that "[e]ach year the Board will review and approve the Company's business plan, as well as its long-term strategic and financial goals" and that "the Board will regularly monitor the Company's performance with respect to these goals." In addition, with respect to the Proposal's requirement for "a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring process," the Governance Guidelines provide for distribution prior to each meeting of materials related to matters to be considered at that meeting and regular periodic distribution of other information. In addition the Governance Guidelines provide for directors to have complete access to the Company's executive management.

Therefore, the Governance Guidelines already provide a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. The exclusion in Rule 14a-8(i)(10) requires only that the proposal at issue be substantially implemented. See Release No. 34-20091 (Aug. 16, 1983). To the extent the Proposal is viewed as requiring additional specifics regarding "process," "timeliness" and "specific tasks,"[1] those are details of implementation which necessarily vary from time to time and according to the specific strategic planning issues being considered. As a result, the absence of additional implementation detail does not affect the conclusion of substantial implementation. The point is that the Company's Governance Guidelines already disclose that the Company's long-term strategic plan is subject to review and approval by the Board and provide for the Board to regularly monitor the Company's progress toward objectives resulting from that planning process.

The Staff has previously acquiesced in the exclusion of shareholder proposals for reports on subjects that were otherwise covered by company disclosure. See, *e.g.*, H. J. Heinz Company (June 19, 1997) (proposal for report on several governance matters excludible on basis of the registrant's undertaking to include a disclosure statement on corporate governance in its forthcoming proxy statements).

In some, but not all, instances in which the Staff has considered whether a proposal was excludible on the basis of its being substantially implemented by means of prior disclosure, the Staff has attached significance to whether the company had represented that it publicizes the continued availability of the requested information. See, *e.g.*, Sears, Roebuck and Co. (February 16, 1999). The Company intends to include in its proxy statement for the

[1] See the language of the Proposal quoted below under "The Proposal Relates to the Conduct of the Ordinary Business Operation of the Company."

forthcoming annual meeting and in subsequent proxy statements or annual reports a statement to the effect that a copy of its Corporate Governance Guidelines is available upon request.

The Proposal Relates to the Conduct of the Ordinary Business Operations of the Company

The Company also believes the Proposal deals with matters relating to the conduct of the ordinary business operations of the Company and is therefore excludible under Rule 14a-8(i)(7).

As described above, the Company's Governance Guidelines already describe the Board's role in the development and monitoring of the Company's strategic planning process. In addition to the Proposal's general requirement, the proposal states that the description should include the following:

> (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes.

The Company believes that additional disclosure responsive to the Proposal's requirements would fall in the category of implementation detail that should be considered within the scope of ordinary business operations. A "description of the Company's corporate strategy development process, including timelines" and "an outline of the specific tasks performed by the board in the strategy development and the compliance monitoring process" call for a level of specificity and detail which would necessarily vary from time to time and depending on the subject matter of the strategic planning matters involved. A description of the specifics of "mechanisms" for providing directors with information, that goes beyond the process disclosed in the Governance Guidelines, also falls in the category of implementation detail. The staff has recognized that the specifics of the strategic planning process involve matters relating to the ordinary business operations of the Company. In CVS Corporation (February 1, 2000) the staff agreed that there was a basis for the registrant's view that a proposal for an annual "Strategic Plan Report" describing "the Company's goals, the strategic initiatives designed to accomplish the stated goals, and the accompanying range of corporate programs and policies" was excludible under Rule 14a-8(i)(7). The current proposal is somewhat more focused on the process and extent of the Board's involvement than on the content of the strategic plan. Nonetheless, as the level of specificity increases, a discussion of the process necessarily involves matters relating to content. Therefore, for the reasons advanced in the CVS letter, the Proposal involves matters relating to the ordinary business operations of the Company and may be excluded on that basis.

We note also that, where only a portion of a proposal relates to ordinary business operations, the entirety of the proposal is nonetheless excludible. See The Warnaco Group, Inc. (March 12, 1999); Chrysler Corporation (February 18, 1998). Moreover, in other circumstances the Staff has concurred in exclusion of a proposal partly on the basis that it had been substantially implemented and partly on the basis that it related to ordinary business operations. See Exxon Corporation (February 28, 1992) (proposal relating to MacBride principles excludible partly under Rule 14a-8(i)(7) and partly under Rule 14a-8(i)(10)). Finally, the Staff has indicated that where a proposal would require the preparation of a report on an aspect of a registrant's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. If it does, the proposal is excludible even though the proposal requires only the preparation of a report and not the taking of particular action with respect to the business operations. Release No. 34-20091 (August 16, 1983). The Company submits that, as recognized in the CVS letter, a company's strategic plan relates to its ordinary business operations, and the details of the process by which a board of directors addresses that subject matter likewise relate to the conduct of ordinary business operations.

Conclusion

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we would appreciate an opportunity to confer with the Staff before issuance of its response. Moreover, the Company reserves the right to submit to the Commission additional bases upon which the Proposal may properly be omitted from the proxy statement.

If you should have any questions or comments regarding the foregoing, please contact C. Michael Watson at (713) 229-1542 or the undersigned at (713) 229-1734. We ask that you acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it in the self-addressed stamped envelope.

We appreciate your attention to this request.

Very truly yours,

Gerald M. Spedale / CMW

Gerald M. Spedale

cc: (via facsimile and Federal Express)
Laborers' District Council of Western Pennsylvania Pension Fund
1109 Fifth Avenue
Pittsburgh, Pennsylvania 15219-6203
Attention: Dennis Sornowski, Administrator

Ms. Linda Priscilla
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, N.W.
Washington, D.C. 20006

Laborers COMBINED FUNDS OF WESTERN PENNSYLVANIA

Serving the Laborers' District Council of Western Pennsylvania Pension Fund, Welfare Fund and other affiliated Funds

1109 FIFTH AVENUE • PITTSBURGH, PENNSYLVANIA 15219-6203
PHONE: 1-412-263-0900

Sent Via Fax: Fax: 713/393-0140

November 14, 2001

RECEIVED
1 2001
Hugh Rice Kelly

Hugh Rice Kelly
Executive Vice President, General Counsel and Secretary
Reliant Energy, Incorporated
1111 Louisiana
Houston, TX 77002

Re: Shareholder Proposal

Dear Mr. Kelly:

On behalf of the Laborers' District Council of Western Pennsylvania Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Reliant Energy, Incorporated ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 7,400 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

LABORERS' DISTRICT COUNCIL OF
WESTERN PENNSYLVANIA PENSION FUND

Dennis Sarnowski

Dennis Sarnowski, Administrator

Enclosure
Cc. Linda Priscilla

Resolved, that the shareowners of Reliant Energy, Incorporated ("Company") hereby urge that the Board of Directors include in future proxy statements a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PricewaterhouseCoopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicating his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

Mellon

Mellon Trust

Sent Via Fax: Fax: 713/393-0140

November 15, 2001

Hugh Rice Kelly
Executive Vice President, General Counsel and Secretary
Reliant Energy, Incorporated
1111 Louisiana
Houston, TX 77002

Re: Shareholder Proposal

Dear Mr. Kelly:

Mellon Bank holds 7,400 shares of Reliant Energy, Incorporated common stock beneficially for the Laborers' District Council of Western Pennsylvania Pension Fund, the proponent of a shareholder proposal submitted to Reliant Energy, Inc. and submitted in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock held by the Board of Trustees of the Laborers' District Council of Western Pennsylvania Pension Fund were purchased prior to November 14, 2000 and the fund continues to hold said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

Lawrence A. Dax

Global Securities Services
Suite 1315 • One Mellon Center • Pittsburgh, PA 15258-0001

A Mellon Financial Company℠

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Reliant Energy, Incorporated
Incoming letter dated January 11, 2002

The proposal urges the board to disclose the board's role in the development and monitoring of Reliant Energy's long-term strategic plan.

We are unable to concur in your view that Reliant Energy may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that relates to ordinary business matters. In our view, the proposal, which relates to the Board of Directors' participation in the development of fundamental business strategy and long-term plans, involves issues that are beyond matters of Reliant Energy's ordinary business operations. Accordingly, we do not believe that Reliant Energy may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Reliant Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Reliant Energy may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor